ANGKASA-X HOLDINGS CORP.

July 31, 2023

VIA EDGAR

Alexandra Barone

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attention: Ms. Barone

Re:	ANGKASA-X HOLDINGS CORP.
Registration Statement on Form F-1, as amended (File No.333-268366)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ANGKASA-X HOLDINGS CORP., Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on August 2, 2023, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

ANGKASA-X HOLDINGS CORP.

By:	/s/ Seah Kok Wah
Name:	Seah Kok Wah
Title:	Chief Executive Officer